

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2026

J. Douglas Ramsey
Chief Executive Officer
Breeze Acquisition Corp. II
955 W. John Carpenter Fwy
Suite 100-929
Irving, TX 75039

> **Re: Breeze Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed November 17, 2025**
> **File No. 333-291575**

Dear J. Douglas Ramsey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction